Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

November 23, 2018

VIA EDGAR TRANSMISSION

Megan Miller
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

RE:	Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
Villere Balanced Fund and Villere Equity Fund

Dear Ms. Miller:

This correspondence is being filed in response to comments you provided via telephone on November 15, 2018, in connection with the SEC Staff’s Sarbanes-Oxley Act of 2002, as amended, review of certain Trust filings for the Villere Balanced Fund and the Villere Equity Fund (the “Funds”), each a series in the Trust. The specific filing reviewed is the Form N-CSR filed on November 6, 2017 specifically referencing the August 31, 2017 Financial Highlights.

For your convenience in reviewing the Trust’s response, your comment is briefly summarized below, immediately followed by the Trust’s response.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the applicable filing.

The notes to the financial statements state that non-cash dividends are recognized as investment income at the fair value of property received. Please confirm that non-cash dividends did not exceed 5% of total income.

The Trust confirms that non-cash dividends did not exceed 5% of total income for the year ended August 31, 2017. All of the dividends included for this period were cash dividends.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (626) 914-7363.

Sincerely,
/s/ Elaine E. Richards

Elaine E. Richards
President and Secretary

cc.	Domenick Pugliese, Schiff Hardin LLP
Richard Wagner, Tait, Weller & Baker LLP